Shoals Technologies Group, Inc.
1400 Shoals Way
Portland, TN 37148

August 19, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attention:        Heather Clark
            Claire Erlanger

            Re: Shoals Technologies Group, Inc.
             Form 10-K for the Year Ended December 31, 2023
             Filed February 28, 2024
             File No. 001-39942

Dear Mmes. Clark and Erlanger:

Shoals Technologies Group, Inc. (the “Company”) is writing in response to the comments raised in the letter to the Company, dated August 5, 2024, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that relate to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 28, 2024 (the “Form 10-K”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K for the Year Ended December 31, 2023
Financial Statements
Notes to Consolidated Financial Statements
17. Income Taxes, page F-36

1.We note the significant deferred tax asset related to goodwill recorded during 2023 of $451 million. Given that the balance of goodwill remains unchanged from 2022 to 2023 on your balance sheet and no acquisitions in the current year are disclosed, please tell us, and revise future filings to disclose, the nature of this deferred tax asset.

Response

The Company respectfully acknowledges the Staff’s comment, and in response, the Company notes that the presentation of deferred tax asset related to goodwill set forth in Footnote 17 to the Consolidated Financial Statements included in the Form 10-K was presented separately as a result of the elimination of

Securities and Exchange Commission
August 19, 2024

the Company’s former Up-C structure, upon which the Company remeasured its deferred tax assets using the inside basis differences of Shoals Parent LLC’s assets and liabilities, which historically had included the goodwill of Shoals Parent LLC. The recorded deferred tax asset related to goodwill represents the excess of tax amortizable goodwill over the book goodwill, which excess is mainly related to the step up in tax basis resulting from exchanges of limited liability interests of Shoals Parent LLC (“LLC Interests”) for shares of Class A common stock under our former Up-C structure.

As noted in Footnote 17 to the Consolidated Financial Statements included in the Form 10-K, “During the year ended December 31, 2023, the Company acquired the remaining non-controlling interest in Shoals Parent LLC and contributed 100% of its interest to its wholly-owned subsidiary Shoals Intermediate Parent, thereby eliminating the Company’s Up-C structure. As a result of the contribution, Shoals Parent LLC ceased to be treated as a partnership for U.S. federal income tax purposes and became a single-member disregarded entity. Accordingly, the Company converted its outside basis differences in its investment in Shoals Parent LLC and remeasured its deferred taxes using the inside basis differences of Shoals Parent LLC’s assets and liabilities. The conversion from outside to inside basis differences resulted in a net deferred tax benefit of approximately $5.1 million, which has been recorded in the accompanying consolidated statement of operations.”

Prior to July 1, 2023:

•On a separate company (i.e. unconsolidated) basis, the Company’s sole material asset was an interest in Shoals Parent LLC, a limited liability company that was taxed as a partnership for U.S. federal and certain state and local income tax purposes.
•Under Accounting Standard Codification 740, Accounting for Income Taxes (“ASC 740”), the Company recognized a temporary difference for the outside basis difference in its investment in Shoals Parent LLC. The Company measured the deferred taxes on an “outside basis” approach rather than the “look through” approach, and therefore, prior to July 1, 2023, the Company recorded outside basis differences without regard to the underlying assets or liabilities. In other words, the financial reporting basis in the limited liability company included book goodwill.
•The Company’s outside basis difference in Shoals Parent LLC was primarily related to the inside basis differences within the operating entity, Shoals Parent LLC, which were: (i) the IRC 743(b) step-up in tax basis (primarily tax goodwill) for the sale or exchange of LLC Interests, (ii) certain pre- and post-IPO transaction steps, and (iii) transaction costs that were capitalized to the Company’s investment into the equity investment in Shoals Parent LLC.
Effective July 1, 2023:

•The Company contributed 100% of the LLC Interests of Shoals Parent LLC to its subsidiary, Shoals Intermediate Parent, Inc., an entity taxable as a C corporation and a member of the Company’s U.S. consolidated tax return. (See additional discussion of the elimination of the Up-C structure in Footnote 14 of the Consolidated Financial Statements included in the Form 10-K.)
•Following the contribution, Shoals Parent LLC became a single member LLC wholly owned by Shoals Intermediate Parent. As a result, effective July 1, 2023, there was no longer an outside basis in Shoals Parent LLC and, pursuant to ASC 740, the deferred taxes associated with the outside basis were removed and were remeasured on the inside basis of Shoals Parent LLC, which became a disregarded entity of Shoals Intermediate Parent.
As noted in ASC 740-10-25-3, an inside basis difference is a temporary difference between the carrying amount, for financial reporting purposes, and the tax basis of individual assets and liabilities that will give

Securities and Exchange Commission
August 19, 2024

rise to a tax deduction or taxable income when the related asset or liability is recovered or settled, respectively.

Below are the steps and analysis considered in converting the outside basis difference of the limited liability company to the inside basis difference in the underlying assets and liabilities of Shoals Parent LLC.

•Step 1: Determining the underlying GAAP carrying value of the assets and liabilities
•Step 2: Allocation of outside basis to inside tax basis of Shoals Parent LLC’s underlying assets and liabilities
•Step 3: Consideration of unrealized appreciation of assets
•Step 4: Allocation of IRC Section 743(b) step-up to specified asset classes
•Step 5: Allocation of tax basis to the Fair Market Value of distributed property
•Step 6: Analysis of deferred taxes related to goodwill, including application of exceptions under ASC 740 (and considering IRC Section 743(b) basis adjustments impacting tax goodwill)
While the Up-C structure existed, the basis allocable to tax amortizable goodwill increased multiple times as a result of exchange activity wherein LLC Interest holders exchanged their LLC Interests for shares of the Company’s Class A common stock with associated IRC Section 743(b) step-ups in tax basis. These exchanges resulted in increases primarily to tax goodwill and did not result in any adjustments to book goodwill.

A roll forward of the deferred tax balance from December 31, 2022, to December 31, 2023, is provided below:

Goodwill is the largest component of the deferred tax balance as illustrated below:

In future filings, the Company will continue to provide in table format, the components of deferred tax assets and liabilities based on the inside basis differences in the same form provided on page F-38 of the Consolidated Financial Statements included in the Form 10-K.

Securities and Exchange Commission
August 19, 2024

In future filings, the Company will also expand its discussion in the Notes to Consolidated Financial Statements related to the aforementioned table to clarify the source of the Goodwill component of the deferred tax asset. Set forth below is an example of the table format and expanded discussion that the Company proposes to include in future filings:

“(1)Goodwill represents the excess of tax-deductible goodwill of $1,930 million over the book goodwill, which is mainly related to the step up in tax basis resulting from exchanges of LLC Interests for shares of Class A common stock by the holders thereof under our former Up-C structure.”

18. Payable Pursuant to the Tax Receivable Agreement, page F-39

2.We note your disclosure that you recognized a gain of $110.9 million during 2022 related to the early termination of the Tax Receivable Agreement in exchange for consideration of $58 million. Please tell us why it is appropriate to reflect a gain instead of a capital contribution and reference for us the authoritative literature you relied upon to support your accounting. Include in your response why the TRA holders were willing to accept consideration of $58 million on a liability of $156 million and identify the parties to which the $58 million consideration was paid. We may have further comment upon receipt of your response.

Response
The Company respectfully acknowledges the Staff’s comment, and in response, the Company notes that the parties to the Tax Receivable Agreement (“TRA”) were Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P. (“Oaktree”), and Dean Solon and his affiliates Solon Holdco I, GP and Solon Holdco II, GP (collectively, the “Founder”), Shoals Parent LLC, and the Company. Pursuant to the TRA, the Founder was entitled to approximately 45% of the benefits under the TRA, while Oaktree, who was the TRA agent and held all decision-making authority under the TRA, was entitled to the remaining

Securities and Exchange Commission
August 19, 2024

approximately 55%. The Company entered into an amendment to the TRA with Oaktree and the Founder on November 29, 2022 (“TRA Amendment Date”), whereby Oaktree and the Founder agreed to grant the Company a right to terminate the TRA until December 31, 2022, in exchange for termination consideration of $58.0 million payable in cash (“TRA Termination Right”). On December 6, 2022, the Company exercised its TRA Termination Right and the TRA was terminated.
As noted in Note 18 to the Consolidated Financial Statements included in the Form 10-K - Payable Pursuant to the Tax Receivable Agreement (“PPTRA”), as of the TRA Amendment Date, the Company reassessed the liability related to the PPTRA and concluded it was probable that the expected payments related to the PPTRA had changed. As a result, pursuant to ASC 450-20-30, the Company remeasured the PPTRA to $58.0 million on the TRA Amendment Date.
As part of the remeasurement of the PPTRA, the Company evaluated whether the remeasurement should be recognized as a gain or capital contribution. The Company reviewed the public filings of several other registrants, which had incurred an early TRA termination and evaluated relevant authoritative and interpretive literature and noted that there is no explicit guidance with respect to initial or subsequent measurement of payables pursuant to TRAs. In the absence of authoritative and interpretive literature, the Company considered, by analogy, the debt extinguishment guidance in ASC 470-50-40-2, which states, in part, “Extinguishment transactions between related entities may be in essence capital transactions.” Per Section 9.3.7.2 of Deloitte’s Roadmap: Issuer’s Accounting for Debt (March 2022), the guidance in ASC 470‐50‐40‐2 has generally been interpreted to suggest that there is a rebuttable presumption that debt extinguishment “gains” in transactions with related parties should be recognized as equity contributions unless there is substantive evidence that the entity would have obtained the same economic outcome in an arm’s length transaction. The interpretive guidance also suggests that evidence that an extinguishment transaction was at arm’s length includes a debt settlement that involves related parties and significant third‐party investors that receive the same settlement terms.
The Company evaluated its relationship with the Founder and with Oaktree pursuant to ASC 850-10, and determined that, as of the TRA Amendment Date, the Founder was considered a related party based upon its ownership of LLC Interests of Shoals Parent LLC and shares of Class B common stock of the Company, but Oaktree was considered a third party as it did not have any ownership interest in Shoals Parent LLC or the Company as of the TRA Amendment Date. The Company also considered that (i) Oaktree had unilateral decision-making authority with respect to the TRA, (ii) Oaktree initiated negotiations with respect to the TRA amendment, (iii) the TRA amendment was negotiated exclusively with Oaktree and (iv) the settlement amounts received by the Founder and by Oaktree were based on the same contractual provisions of the TRA. Based on these factors, the Company determined that, consistent with the guidance in ASC 470‐50‐40‐2, despite the Founder being a related party, the transaction was performed at arm’s length, and therefore, the remeasurement should be recognized as a gain rather than a capital contribution. We disclosed the transaction with the Founder as a related party transaction in Note 20 to the Consolidated Financial Statements included in the Form 10-K – Related Party Transactions.
The Company believes that Oaktree may have been willing to terminate the TRA at a discounted amount because the Oaktree fund that held the TRA investment was motivated to return capital and to avoid potential future uncertainty and volatility in the market, and more specifically, uncertainty regarding whether the Company would generate sufficient taxable income over the next 15 years (aligning with the tax amortization period) to allow for payment of the entire TRA liability.
* * * * *

Securities and Exchange Commission
August 19, 2024

The Company hopes that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at dominic.bardos@shoals.com, or Chris Johnson, our Assistant General Counsel, Securities, at chris.johnson@shoals.com or (615) 679-6520.

Sincerely,

/s/ Dominic Bardos
Dominic Bardos
Chief Financial Officer